November 7, 2018

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Heather Percival

Mr. Russell Mancuso

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-1 Filed October 15, 2018 File No. 333-227852

Dear Ms. Percival and Mr. Mancuso:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 1, 2018 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (File No. 333-227852) originally filed by the Company on October 15, 2018 and refiled in amended form on the date hereof (the “Registration Statement”).

Set forth below is the response of the Company to the comment in the Comment Letter. For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Calculation of Registration Fee, page 1

1.	Please allocate the correct registration fee for the ordinary shares issuable upon exercise of the common warrants to purchase ordinary shares included in the units and the pre-funded units. For guidance, refer to the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation Questions 240.05 and 240.06. Also, please ensure the total registration fee reflects each class being registered.

Response:

The Company has updated the calculation of the registration fee table in Amendment No. 1 to the Registration Statement, filed with the Commission on November 7, 2018, to address the points raised in the Staff’s comment.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Scott Levi at (212) 819-8320 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP

cc:	Ori Gon, Chief Financial Officer, ReWalk Robotics Ltd.